

Mail Stop 4561

November 4, 2016

Kevin M. Carney
Chief Financial Officer
Web.com Group, Inc.
12808 Gran Bay Parkway West
Jacksonville, FL 32258

      Re: **Web.com Group, Inc.**
              Form 10-K for the Fiscal Year Ended December 31, 2015
              Filed February 26, 2016
              Form 8-K furnished November 3, 2016
              File No. 000-51595

Dear Mr. Carney:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2015

Management's Discussion and Analysis of Financial Condition and Results of Operations

Key Business Metrics, page 23

1.   We note that you no longer disclose customer churn rates. Please tell us why you no longer believe disclosure of your churn rate is a key indicator of your operating performance. Please tell us what the quarterly churn rate was for each quarter subsequent to March 31, 2015. Refer to Section III.B.1 of SEC Release No. 33-8350.

2.   Please tell us your consideration to disclosing how you define a subscriber for the purpose of calculating your key business metrics. For example, clarify whether you consider multiple subscriptions for a single user as separate subscriptions or one subscription. Refer to Section III.B of SEC Release No. 33-8350.

Results of Operations

Comparison of the results for the year ended December 31, 2015 to the results for the year ended December 31, 2014, page 27

3.   You disclose that subscriber additions are lower as a result of your emphasis towards "higher value subscribers." Please tell us how you define a higher value subscriber as compared to a lower value subscriber, and tell us your consideration to disclosing such information in your filing. Also, given the material impact this shift has had on your net subscriber additions during the period, please tell us what consideration was given to disclosing this metric separately for your high and low value subscribers and discussing the trends in each. Refer to Section III.B.3 of SEC Release No. 33-8350 and Item 303(a)(3)(ii) of Regulation S-K.

Consolidated Statements of Comprehensive Income (Loss), page 49

4.   The line item "Cost of revenue" does not appear to include depreciation and amortization expense. Please tell us how you considered the guidance in SAB Topic 11:B in presenting your measure of gross profit.

Form 8-K furnished November 3, 2016

Exhibit 99.1

Non-GAAP Financial Measures

5.   We note your non-GAAP effective tax rate for the quarterly period ended September 30, 2016 was 2%. Similarly, your non-GAAP effective tax rate for the years ended 2015, 2014 and 2013 was 2% or less. Your disclosures indicate that you use cash taxes paid for your non-GAAP measures primarily due to the magnitude of your historical net operating losses and related deferred tax assets. However, it is unclear why these assets would be relevant when determining your non-GAAP income tax as you appear to be generating significant ongoing non-GAAP net income. Please tell us why you believe the use of a cash tax rate is commensurate with your non-GAAP measure of profitability. Please refer to Question 102.11 of the non-GAAP Compliance and Disclosure Interpretations.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Brittany Ebbertt, Staff Accountant, at (202) 551-3572 or Rebekah Lindsey, Staff Accountant, at (202) 551-3303 if you have questions. If you require further assistance, do not hesitate to contact me at (202) 551-3449.

Sincerely,

/s/ Kathleen Collins

Kathleen Collins
Accounting Branch Chief
Office of Information Technologies
and Services